Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Year ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
Net income	$165.7	$163.5	$152.3	$89.5	$118.4
Income taxes (a)	94.6	81.9	98.3	45.8	68.4
Income before income taxes	260.3	245.4	250.6	135.3	186.8
Fixed charges as defined	103.9	103.3	101.6	99.9	90.7
Adjustment for undistributed equity earnings	(7.9)	(6.4)	(5.6)	(7.1)	(6.1)
Total earnings as defined	$356.3	$342.3	$346.6	$228.1	$271.4

FIXED CHARGES:
Interest expense	$80.2	$79.9	$78.6	$74.8	$62.2
Estimated interest component of rent expense	23.7	23.4	23.0	25.1	28.5
Total fixed charges as defined	$103.9	$103.3	$101.6	$99.9	$90.7

Ratio of Earnings to Fixed Charges	3.43	3.31	3.41	2.28	2.99

Preferred dividend requirements (pre-tax basis) (b)	$5.2	$5.0	$5.4	$5.0	$5.2

Fixed charges and preferred dividend requirements	$109.1	$108.3	$107.0	$104.9	$95.9

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	3.27	3.16	3.24	2.17	2.83

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective annual effective income tax rate.